Zentek Clarifies Certain Disclosure

Guelph, ON - March 3, 2023, Zentek Ltd. ("Zentek" or the "Company") (Nasdaq: ZTEK; TSX-V: ZEN), an intellectual property development and commercialization company, announces that, pursuant to a review by the Ontario Securities Commission (the "OSC") of the Company's continuous disclosure, at the OSC's request, the Company has removed from its website reference to the material resource estimate for the Albany graphite deposit (the "Albany Graphite Deposit") because the technical report entitled "Technical Report on the Preliminary Economic Assessment of the Albany Graphite Project, Northern Ontario, Canada" dated July 9, 2015 contains an economic analysis that is no longer reliable and can no longer be classified as current. Additionally, the Company has revised a corporate presentation on its website to: (i) remove statements related to the Albany Graphite Deposit that can no longer be supported; (ii) remove disclosure of potential international partnerships unless and until any such partnerships are publically announced; and (iii) address certain material factors and assumptions used to develop forward-looking information. The Company has also filed on SEDAR, as a material contract, a reciprocal supply agreement with Ekomed Global Inc., which, as a material contract, was due to be filed no later than the date of filing of the Company's Annual Information Form.

About Zentek

Zentek is an IP development and commercialization company focused on the research, development and commercialization of novel products using graphene and nanomaterials for use in the healthcare industry and beyond.

Zentek's patented ZenGUARD™ coating is shown to have 99% antimicrobial activity and to significantly increase the bacterial and viral filtration efficiency of both surgical masks and HVAC systems.  Zentek's ZenGUARD™ production facility is in Guelph, Ontario.

For further information:

Mitch Swergold, Director of Investor Relations
Tel: (917) 930-8723
Email: mswergold@zentek.com

Dr. Francis Dubé, Executive Chairman

Tel: (289) 821-2820
Email: fdube@zentek.com

To find out more about Zentek Ltd., please visit our website at www.Zentek.com. A copy of this news release and all material documents in respect of the Company may be obtained on ZEN's SEDAR profile at http://www.sedar.com/.

Forward-Looking Statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although Zentek believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Zentek disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.